SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            FOR November 23,2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____






Exhibit No.                         Description

Exhibit No. 1          Employee Trust announcement dated 20 October 2004
Exhibit No. 2          Doc re. Final results announcement dated 21 October,2004
Exhibit No. 3          Employee Trust announcement dated 21 October 2004
Exhibit No. 4          Employee Trust announcement dated 22 October 2004
Exhibit No. 5          Employee Trust announcement dated 27 October 2004
Exhibit No. 6          Employee Trust announcement dated 29 October 2004
Exhibit No. 7          Employee Trust announcement dated 01 November 2004
Exhibit No. 8          Director Shareholding announcement dated 01 November 2004
Exhibit No. 9          Employee Trust announcement dated 03 November 2004
Exhibit No. 10         Director Shareholding announcement dated 04 November 2004
Exhibit No. 11         Employee Trust announcement dated 04 November 2004
Exhibit No. 12         Employee Trust announcement dated 08 November 2004
Exhibit No. 13         Employee Trust announcement dated 09 November 2004
Exhibit No. 14         Director Shareholding announcement dated 11 November 2004
Exhibit No. 15         Employee Trust announcement dated 11 November 2004
Exhibit No. 16         Report and Accounts announcement dated 12 November 2004
Exhibit No. 17         Employee Trust announcement dated 12 November, 2004
Exhibit No. 18         Director Shareholding announcement dated 12 November 2004
Exhibit No. 19         Director Shareholding announcement dated 12 November 2004
Exhibit No. 20         Employee Trust announcement dated 15 Novembr 2004
Exhibit No. 21         QSR Seminar announcement dated 16 November 2004
Exhibit No. 22         Director Shareholding announcement dated 16 November 2004
Exhibit No. 23         Employee Trust announcement dated 17 November 2004
Exhibit No. 24         Holding(s) in Company announcement dated 18 November 2004
Exhibit No. 25         Holding(s) in Company announcement dated 18 November 2004
Exhibit No. 26         Employee Trust announcement dated 19 November 2004
Exhibit No. 27         Employee Trust announcement dated 23 November 2004
Exhibit No. 28         Employee Trust announcement dated 23 November 2004
Exhibit No. 29         Holding(s) in Company announcement dated 23 November 2004



Exhibit No.1

                        Allied Domecq PLC
              Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications, both dated
19 October 2004 that they disposed on that date of a total of 63,992 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 26,020,375 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

20 October 2004

END

Exhibit No.2

Doc Re: Final Results for Financial Year ended 31 August 2004.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel No. 020 7066 1000 END

Exhibit No.3

                           Allied Domecq PLC
                 Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, one dated
20 October 2004 and two dated 21 October 2004 that they disposed on those dates of a total of 63,562 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,956,813 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

21 October 2004

Exhibit No.4

                         Allied Domecq PLC
             Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services(Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications, one dated
21 October 2004 and another dated 22 October 2004 that they disposed on those dates of a total of 37,648 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,919,165 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

22 October 2004

Exhibit No.5

 Allied Domecq PLC



                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, dated 26 October 2004, that they disposed on that date of a total of 67,893 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.



The total number of unallocated ordinary shares held by the Trust following these disposals is 25,851,272 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary



27 October 2004

Exhibit No.6

Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications dated 28 October 2004, that they disposed on that date of a total of 68,804 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,782,468 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

29 October 2004

Exhibit No.7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 2 separate notifications dated 1 November 2004, that they disposed on that date of a total of 63,000 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,719,468 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary



1 November 2004

Exhibit No.8

Allied Domecq PLC

                     Notification of interests of directors

Under the terms of the Company's deferred bonus plan (the "Plan"), the following executive directors were awarded, on 29 October 2004, the number of ordinary shares of 25 pence each ("Bonus Shares") of Allied Domecq PLC ("Allied Domecq Shares") detailed below: -



Name                           Bonus             % of Issued Class  Total Holdings     % of Issued Class
                               Shares Awarded                       following this
                                                                    Notification *

Philip Bowman                  77,962            0.007              508,681            0.05
Graham Hetherington            36,673            0.003              193,397            0.02
David Scotland                 39,501            0.004              182,247            0.02
Richard Turner                 36,018            0.003              168,176            0.02



(* Includes American Depositary Shares representing underlying Allied Domecq Shares)

The Bonus Share awards were made on the basis of the average of the middle market quotations, as derived from the London Stock Exchange Daily Official List, on the five trading days prior to 29 October 2004, of an Allied Domecq Share, such average being 481.0p.

The Bonus Share awards made to directors set out above and to certain other participants under the Plan are made in the form of forfeitable shares. Therefore the number of unallocated ordinary shares in the Company held by Towers Perrin Share Plan Services (Guernsey) Limited, the trustee of the Company's employee share ownership trust, has reduced from 25,719,468 to 25,466,584 to take account of the above awards and those to other participants in the Plan. The directors of the Company, as beneficiaries of the employee share ownership trust (together with all employees) cease to be interested in the number of shares disposed of at the time of the award and are therefore now interested in 25,466,584 unallocated shares held by the employee share ownership trust.

50% of the shares awarded will be matched 1:1 by the Company on 31 August 2006 and the remaining 50% of the shares awarded will be matched 1:1 by the Company on 31 August 2007 ("Matching Shares"). On these dates the respective number of Bonus Shares awarded and the Matching Shares will be released to the directors, subject to the conditions being satisfied.

For the avoidance of doubt, the Total Holdings figures shown above (and disclosed in past and future notifications) include Bonus Shares awarded under the terms of the Plan (which are forfeitable in certain circumstances) but exclude any Matching Shares that have not yet vested.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

1 November 2004

Exhibit No.9

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")



This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications dated 2 November 2004, that they disposed on that date of a total of 45,000 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 25,421,584 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


3 November 2004

Exhibit No.10


Allied Domecq PLC


Notification of Interests of Directors - Allied Domecq PLC Long Term Incentive Scheme 1999



In accordance with Section 329 of the Companies Act 1985, this is to advise that on 2 November 2004 the options to acquire Ordinary shares granted to the under mentioned directors on 2 November 2001 lapsed in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999.



Name                               Options Lapsed        Current Balance of
                                                         Outstanding Options

Mr P Bowman                        512,091               2,228,654

Mr G C Hetherington                121,621                 740,468

Mr D Scotland                      138,691                 851,240

Mr R G Turner                      119,487                 763,481


Charles B. Brown

Director, Corporate Secretariat

Deputy Company Secretary (Tel: +44 (0)117 978 5265)

4 November 2004

Exhibit No.11

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under five separate notifications dated 4 November 2004, that they disposed on that date of a total of 234,278 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 25,187,306 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

4 November 2004

Exhibit No.12

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 5 November 2004, that they disposed on that date of a total of 39,750 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 25,147,556 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary



8 November 2004

Exhibit No.13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under four separate notifications, dated 9 November 2004, that they disposed on that date of a total of 751,349 ordinary shares of 25p each and 1,750 American Depositary Shares (ADSs) in Allied Domecq PLC.


These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 24,389,207 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary


9 November 2004

Exhibit No.14

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    SHAREHOLDER NAMED IN 2 ABOVE


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,752 SHARES HELD IN PEPs

                     - 73,106 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1

    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME

                     - 11,142 SHARES HELD IN PEPs

    TOTAL            -168,176 SHARES




5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR - MR R G TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF OPTION OVER 304,093 SHARES @ 342 PENCE PER SHARE GRANTED ON 1 NOVEMBER 1999.

DISPOSAL OF 304,093 SHARES @ 520.4719 PENCE PER SHARE.


7)  Number of shares/amount of
    stock acquired

    MR R G TURNER  - 304,093 SHARES


8)  Percentage of issued class

    0.027%

9)  Number of shares/amount
    of stock disposed

    MR R G TURNER  - 304,093 SHARES

10) Percentage of issued class

    0.027%

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    ACQUISITION - 342 PENCE PER SHARE

    DISPOSAL    - 520.4719 PENCE PER SHARE

13) Date of transaction

    11 NOVEMBER 2004

14) Date company informed

    11 NOVEMBER 2004


15) Total holding following this notification

    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME

                     -  6,752 SHARES HELD IN PEPs

                     - 73,106 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST

                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1

    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME

                     - 11,142 SHARES HELD IN PEPs

    TOTAL            -168,176 SHARES




16) Total percentage holding of issued class following this notification

    0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification


    CHARLES B. BROWN

    DIRECTOR, CORPORATE SECRETARIAT

    DEPUTY COMPANY SECRETARY



    Date of Notification    11 NOVEMBER 2004

Exhibit No.15


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, two dated 10 November 2004 and one dated 11 November 2004, that they disposed on those dates of a total of 887,658 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 23,501,549 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary


11 November 2004

Exhibit No.16

Allied Domecq PLC

Submission of the Annual Report & Accounts 2004 and related documentation

Two copies of the following documents have been submitted to the UK Listing Authority and will be available for inspection shortly at the UK Listing Authority's Document Viewing Facility:

-    Annual Report & Accounts 2004
-    Summary Financial Statement 2004
- Chairman's Letter (incorporating Notice of AGM served in accordance with the Companies Act 1985)
-    Form of Proxy

The Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000


END

Exhibit No.17

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 12 November 2004, that they disposed on 11 November 2004 of a total of 1,536 American Depositary Shares
(ADSs) in Allied Domecq PLC.

These ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 23,495,405 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


12 November 2004

Exhibit No.18

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,252 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,681 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


25     Partnership shares
 6 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP5.081900   - Partnership and Matching shares


13) Date of transaction

5 November 2004 - Partnership and Matching share award


14) Date company informed

12 November 2004


15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,283 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,712 - Total


16) Total percentage holding of issued class following this notification

0.05%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown

Director, Corporate Secretariat

Deputy Company Secretary

Date of Notification   12 November 2004

Exhibit No.19

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the shareholder named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,283 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,712 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Part exercise of option over 108,187 shares @342 pence per share granted on 1 November 1999. Disposal of 108,187 shares @519.2102 pence per share

7)  Number of shares/amount of stock acquired

Mr P Bowman - 108,187 shares

8)  Percentage of issued class

0.0097%

9)  Number of shares/amount of stock disposed

Mr P Bowman - 108,187 shares

10) Percentage of issued class

0.0097%

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

Acquisition - 342 pence per share
Disposal - 519.2102 pence per share

13) Date of transaction

12 November 2004

14) Date company informed

12 November 2004

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
229,780 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,283 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
508,712 - Total

16) Total percentage holding of issued class following this notification

0.05%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

2,120,467

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

Date of Notification   12 November 2004

Exhibit No.20

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 3 separate notifications, one dated 12 November 2004 and two dated 15 November 2004, that they disposed on those dates of a total of 617,958 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 22,877,447 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

The executive directors detailed above were not connected with the transactions, except that one of the transactions that took place on 15 November 2004 was connected to Richard Turner's exercise of an option over 304,093 shares on 11 November 2004 (already notified).


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


15 November 2004

Exhibit No.21

Allied Domecq PLC


16 November 2004


Allied Domecq holds investor seminar on its Quick Service Restaurants business


Allied Domecq is hosting an investor seminar in London today on its Quick Service Restaurants business, Dunkin' Brands, Inc. The seminar will comprise presentations by members of Dunkin' Brands senior management team. No update on current trading will be given at the seminar.


The seminar will describe the business strategy, explore the attractive economics of the franchise model, outline the strength of the brands, examine the key drivers of future growth and provide an update on recent developments in marketing and innovation.


Philip Bowman, Chief Executive, said, "Our Quick Service Restaurants business, Dunkin' Brands, has delivered excellent growth with profits up 75% over the past five years. This growth has been driven by strong same store sales and accelerated store openings. The seminar will provide an opportunity for UK investors to understand better the attractive dynamics of the business including its strong cash generation, low capital intensity and sustainable growth profile."


Presentation slides from the seminar will be available from the Company's website, www.allieddomecq.com from 14.00 on Tuesday, 16 November.


For further information:


Investor enquiries:

Peter Durman                 Allied Domecq PLC          +44 (0) 7771 974817


Media enquiries:

Stephen Whitehead            Allied Domecq PLC          +44 (0) 20 7009 3959

Exhibit No.22

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director
GRAHAM CHARLES HETHERINGTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GRAHAM CHARLES HETHERINGTON  78,507 - SHARES HELD IN OWN NAME
                            111,390 - SHARES HELD IN TOWERS PERRIN SHARE PLAN
                                      SERVICES LTD, TRUSTEE OF THE ALLIED DOMECQ
                                      PLC SHARE OWNERSHIP TRUSTS
                              3,500 - SHARES HELD IN GREENWOOD NOMINEES LIMITED
        TOTAL -             193,397   SHARES


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF OPTION OVER 263,157 SHARES @ 342 PENCE PER SHARE GRANTED ON 1 NOVEMBER 1999. DISPOSAL OF 263,157 SHARES @ 517.0793 PENCE PER SHARE.

7) Number of shares/amount of stock acquired

GRAHAM CHARLES HETHERINGTON 263,157 shares

8) Percentage of issued class

0.0238%

9) Number of shares/amount
of stock disposed

GRAHAM CHARLES HETHERINGTON 263,157 shares

10) Percentage of issued class

0.0238%

11) Class of security

25P ORDINARY SHARES

12) Price per share

ACQUISITION     342         PENCE PER SHARE
DISPOSAL        517.0793    PENCE PER SHARE

13) Date of transaction

15 November 2004

14) Date company informed

15 NOVEMBER 2004

15) Total holding following this notification

GRAHAM CHARLES HETHERINGTON     78,507 - SHARES HELD IN OWN NAME
                               111,390 - SHARES HELD IN TOWERS PERRIN SHARE PLAN
                                         SERVICES LTD,TRUSTEE OF THE ALLIED
                                         DOMECQ PLC SHARE OWNERSHIP TRUSTS
                                 3,500 - SHARES HELD IN GREENWOOD NOMINEES
                                         LIMITED
            TOTAL -            193,397   SHARES

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

477,311

23) Any additional information


24) Name of contact and telephone number for queries

CHARLES BROWN
TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES BROWN,
DIRECTOR, CORPORATE SECRETARIAT
DEPUTY COMPANY SECRETARY
TELEPHONE 0117 978 5265

Exhibit No.23

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under 5 separate notifications, dated 16 November 2004, that they disposed on that date of a total of 660,028 ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following these disposals is 22,217,419 shares (made up of both Ordinary Shares and ADSs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


The executive directors Richard Turner and David Scotland detailed above were not connected with these transactions. One of the transactions was connected to Philip Bowman's exercise of an option over 108,187 shares on 12 November 2004 (already notified) and another was connected to Graham Hetherington's exercise of an option over 263,157 shares on 15 November 2004 (already notified).




Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


17 November 2004

Exhibit No.24

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


Allied Domecq PLC


2. Name of shareholder having a major interest


FMR Corp. and its direct and indirect subsidiaries, and

Fidelity International Limited (FIL) and its direct and indirect subsidiaries



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Non-beneficial interests - interest no longer notifiable



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them




Bank of New York London                                 FIL          6,280,112

Brown Brothers Harriman                                 FIL             97,100

Chase Manhattan Bank London                             FIL          3,640,266

Deutsche Bank                                           FIL            673,476

Dexia Privatbank (Schweiz)                              FIL              6,400

HSBC                                                    FIL            683,000

JP Morgan                                               FIL          1,712,795

Mellon Bank                                             FIL            263,300

Mellon Nominees Ltd                                     FIL             70,800

Morgan Stanley                                          FIL            556,700

National Australia Bank                                 FIL             87,000

Northern Trust                                          FIL          3,371,684

Northern Trust                                          FIL            198,276

State Street Bank & Trust                               FIL          1,077,200

Chase Manhattan Bank London                             FISL          2,222,100

JP Morgan                                               FISL            515,509

JP Morgan Chase                                         FMRCO            877,380

JP Morgan.                                              FMRCO          5,416,296

Northern Trust                                          FMRCO             78,600

State Street Nominees Limited                           FMRCO          1,269,204

Bank of New York                                        FMTC            116,400

Lloyds Bank Nominees Limited                            FMTC              1,300

Mellon Bank N.A.                                        FMTC            304,000

Morgan Stanley                                          FMTC             90,700

Northern Trust                                          FMTC            122,200

State Street Bank & Trust                               FMTC            343,165

Bank of New York London                                 FPM            245,500

Chase Nominees Ltd                                      FPM          1,642,309

Citibank                                                FPM            524,000

HSBC                                                    FPM            169,800

Northern Trust                                          FPM             20,400

Grand Total Ordinary Shares                                         32,676,972



The following shares are based on the assumed conversation of 78,400 ADR's (4 ordinary shares per ADR)



Brown Brothers Harriman Ltd. LUX                        FIL              64,800

Chase Manhattan Bank London                             FISL             21,200

First Star Trust Company                                FMRCO             5,600

HSBC                                                    FMRCO            13,600

JP Morgan Chase                                         FMRCO            95,600

Bank of New York                                        FMTC              4,000

Investors Bank & Trust                                  FMTC             21,200

Mellon Bank N.A                                         FMTC             58,000

Northern Trust                                          FMTC              9,200

State Street Bank & Trust                               FMTC             20,400

Grand Total ADR's                                                       313,600

Total Ordinary Shares & ADR's                                        32,990,572


FMR Corp, parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.



Fidelity International Limited (FIL), parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment manager, for various non-US investment companies and institutional clients.



The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3d, principal shareholder of FMR Corp. and Fidelity International Limited.



5. Number of shares / amount of stock acquired


NIL



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


Not Known



8. Percentage of issued class


N/A



9. Class of security


25 pence Ordinary Shares



10. Date of transaction


Not Known



11. Date company informed


17 November 2004



12. Total holding following this notification


32,990,572


13. Total percentage holding of issued class following this notification


2.98%


14. Any additional information


The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK., notwithstanding the exemption from reporting pursuant to Section 209(1)(h) of the Companies Act 1985 (the "Act").


These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purpose of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


The disclosable interests arise under Section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.


15. Name of contact and telephone number for queries


Philippa Armstrong - Telephone: 0117 978 5190



16. Name and signature of authorised company official responsible for making this notification


Charles B. Brown,

Director, Corporate Secretariat

Deputy Company Secretary



Date of notification


18 November 2004

Exhibit No.25

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Morgan Stanley Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest - in respect of discretionary managed accounts by Morgan Stanley Investment Management Limited


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Chase Nominees Limited                                             53,470,106
Mellon Nominees                                                     8,381,017
Nortrust Nominees                                                   6,671,136
Deutsche Bank                                                       2,437,164
SG Nominees Ltd (Societe General)                                     100,000
National Australia Bank                                               354,781
SSB                                                                39,348,558
Toyo Trust                                                            160,955

Total Ordinary Shares                                             110,923,717


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

N/A


9. Class of security

25 pence Ordinary Shares


10. Date of transaction


Not Known


11. Date company informed

17 November 2004


12. Total holding following this notification

110,923,717


13. Total percentage holding of issued class following this notification

10.024%


14. Any additional information

Morgan Stanley Investment Management Limited is a member of the Morgan Stanley Group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Investment Management Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any Shares in which Morgan Stanley Investment Management Limited is interested.


15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown,
Director, Corporate Secretariat
Deputy Company Secretary


Date of notification

18 November 2004

Exhibit No.26

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 18 November 2004, that they disposed on that date of a total of 95,286 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 22,122,133 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

19 November 2004

Exhibit No.27

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 22 November 2004, that they disposed on that date of a total of 180,665 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 21,941,468 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


22 November 2004

Exhibit No.28


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 23 November 2004, that they disposed on that date of a total of 11,000 ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 21,930,468 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

23 November 2004

Exhibit No.29

                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC


2. Name of shareholder having a major interest

Morgan Stanley Investment Management Limited


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest - in respect of discretionary managed accounts by Morgan Stanley Investment Management Limited


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited                                             48,746,497
Mellon Nominees                                                    10,978,047
Nortrust Nominees                                                   6,656,146
Deutsche Bank                                                       2,083,736
SG Nominees Ltd (Societe Generale)                                    100,000
National Australia Bank                                               244,605
SSB                                                                39,209,567
Toyo Trust                                                            363,993
Total Ordinary Shares                                             108,382,591


5. Number of shares / amount of stock acquired

Not Known


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not Known


8. Percentage of issued class

N/A


9. Class of security

25 pence Ordinary Shares


10. Date of transaction

Not Known


11. Date company informed

22 November 2004


12. Total holding following this notification

108,382,591


13. Total percentage holding of issued class following this notification

9.794%


14. Any additional information

Morgan Stanley Investment Management Limited is a member of the Morgan Stanley Group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Investment Management Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any Shares in which Morgan Stanley Investment Management Limited is interested.


15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown,
Director, Corporate Secretariat
Deputy Company Secretary

Date of notification

23 November 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

23 November, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary